Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Management s Discussion &
Analysis

For the Three and Nine Months
Ended
September 30, 2011

Suite 300 - 40 Village Centre Place
Mississauga, ON
L4Z 1V9
Tel: (905) 629-1333

Management s Discussion and Analysis

GENERAL

Management s discussion and analysis ("MD&A") has been prepared based on information available to Quantitative Alpha Trading Inc. ("QAT" or the "Company"), formerly RTN Stealth Software Inc. ( RTN ), as of October 17, 2011.   The MD&A provides a detailed analysis of the Company s business and compares its 2011 results with those of the previous periods and should be read in conjunction with the Company s unaudited condensed financial statements for the three and nine month period ended September 30, 2011, the Company s audited Canadian GAAP Financial Statements and the accompanying notes for the year ended December 31, 2010 and the Company s MD&A for the year ended December 31, 2010.

In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS") and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on this basis and in the MD&A, the term "CDN GAAP" refers to Canadian GAAP prior to the adoption of IFRS.  Comparative information for the periods from January 1, 2010 onwards has been restated in accordance with IFRS.

The condensed financial statements have been prepared in accordance with IFRS.  This MD&A may contain forward-looking statements about the Company s future prospects, and the Company provides no assurance that actual results will meet management s expectations.

The Company is in the business of providing licensing of its proprietary  trading software  for institutional money managers, hedge funds and professional traders. The Company has two principal lines of business development.  Firstly, the Company offers a unique, direct access trading decision support platform for professional traders. This trading system is known as the Stealth Trading System ( Stealth ).  The trading decision system is founded on established quantifiable behavior that measures trader sentiment and provides traders with insight into a security s imminent moves. During the third quarter the Stealth software has been significantly enhanced.  Stealth is now being actively deployed in Toronto and New York.  The Company is actively investigating opportunities for distribution outside of North America.  Secondly, the Company will be offering a number of quantitative or  black box  systems for distribution to institutional and retail investors in Canada, the United States and globally.  The first product in the suite is decision-making software based on the algorithms from the EMC-ALGO Software Suite ( EMC ) acquired from ENAJ Mercantile Corporation ( ENAJ ) in May 2010, which seeks returns based on pricing discrepancies and sudden market place changes that occur on an intra-day basis in the futures markets. The Company is also developing two other systems called  Market Crawler  (a market bias based system) and  Virtual Condor  (a statistical arbitrage system). These systems incorporate aspects of the Company s proprietary trading software and are undergoing rigorous testing in order to be ready for distribution by early 2012.  Testing is conducted by utilizing both paper trading and cash accounts.  The current high level of volatility being experienced in the global securities market is ideal for such a testing environment.

The company has acquired and developed trading algorithms that have produced strong results across different markets including equities, futures, currency, ETFs and commodities.

The company has expanded operations into the United States through its wholly owned US subsidiary, Quantitative Alpha Trading (USA), LLC, ( QAT USA ) and has hired Benjamin Chesir as President and Chief Operating Officer of US operations.  The company anticipates US operations will commence during the fourth quarter of 2011.

The company is actively marketing their software to institutional money managers and hedge funds.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute  forward-looking statements  and are based on expectations, estimates and projections as at the date of this MD&A.  The words  believe ,  expect ,  anticipate ,  plan ,  intend ,  continue ,  estimate ,  may ,  will ,  schedule  and similar expressions identify forward-looking statements.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of QAT to be materially different from the Company s estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance.  Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the Company s business and include, but are not limited to, those discussed in the section entitled  Risks and Uncertainties .  The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

OVERALL PERFORMANCE

Acquisition of a business asset

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. ( MGS ) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the  RTN-Stealth Software ).

As consideration for the above, the Company issued 5,000,000 Class B preferred series 1 shares in the capital of the Company (the  Class B Preferred Shares ) to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred shares. The license agreement for the RTN-Stealth Software provided that each Class B Preferred share would be convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.	the Company acquired the RTN-Stealth Software from MGS (the MGS transaction), and

b.	the Company purchased the EMC-ALGO Software Suite from ENAJ (the ENAJ transaction).
As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and has assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS (the  Promissory Notes ), as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the MGS transaction.

The details of the Promissory Notes assumed are as follows:
	Due date	Interest rate	Other terms
Promissory Notes with the	Principal and interest	Bank of Canada prime	Senior to any and all other
principal totalling	are due on May 15,	rate + 1% per annum	shareholder loans and
C$2,503,500 at May 17,	2012	compound annually	shall be paid in full prior
2010			to repayment by the
Company to any and all
other shareholder loans

On March 31, 2011, with a settlement date of March 23, 2011, the company satisfied the debt owed under the Promissory Notes in exchange for 47,370,100 common shares.  Because some of the Promissory Notes were in U.S. dollars, and the Company deemed the exchange rate to be 1:1, the common shares were issued at $0.0525. (the  Debt Satisfaction Transaction ).

As part of the ENAJ transaction, the Company issued 2,500,000 Common Shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and are escrowed to be released in four equal tranches commencing 6, 9, 12, and 15 months after May 17, 2010.

Acquisition of a new business asset (continued)

Details of the two software acquisitions are summarized as follows:

RTN Stealth Software
Issuance of 20,000,000 Common Shares of the Company each having a market
value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four Promissory Notes	2,503,500
Issuance of 5,250,000 Class B Preferred Shares on January 19, 2010	150,000
7,663,500

EMC ALGO Software
Issuance of 2,500,000 Common Shares of the Company each having a market
value of $0.25 per share on May 17, 2010	625,000
Finders fees of 125,000 Common Shares of the Company having a market
value of $0.25 per share on May 17, 2010	31,250

$8,309,750

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand (2,500,000) common shares of the Company as compensation. The management agreement has a three (3) year term and granted the titles of President and Chief Operating Officer of the Company.  The 2,500,000 million Common Shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
Expensed in the three months ended March 31, 2011	(52,083)
Expensed in the three months ended June 30, 2011	(52,083)
Expensed in the three months ended September 30, 2011	(52,083)

338,542
Less current portion	(208,334)

$130,208
 The current portion of the prepaid expenses on the balance sheet includes the deferred management fee of $208,334 and other prepaid expenses of $67,708.

Mr. Boulter subsequently resigned as President of the Company to focus on the role of Chief Operating Officer.

Change of Company s name - QAT

On April 5, 2011, the Company changed its name from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc.

SUMMARY OF QUARTERLY RESULTS

The summary of quarterly results has been prepared in accordance with IFRS except where indicated:

For the 3-month ended	Accounting Standard	Revenue	Net Income (Loss)	Net Income (Loss)
				per share
		$	$	$
September 30, 2011	IFRS	-	(1,273,478)	(0.00)
June 30, 2011	IFRS	-	(991,215)	(0.00)
March 31, 2011	IFRS	-	(1,643,610)	(0.01)
December 31, 2010	IFRS	-	(486,118)	(0.00)
September 30, 2010	IFRS	-	(493,507)	(0.00)
June 30, 2010	IFRS	-	(314,675)	(0.00)
March 31, 2010	IFRS	-	(1,853,285)	(0.02)
December 31, 2009	CDN GAAP	-	(507,977)	0.00

RESULTS OF OPERATIONS

For the nine months ended September 30, 2011

The Company reported a net loss of $3,914,303 ($0.02 per share) for the nine months ended September 30, 2011 as compared to a net loss of $2,661,499 ($0.02 per share) for the nine months ended September 30, 2010.  The change was mainly due to a decrease in advertising and promotion expense, management consulting and administrative expense, office, an increase in interest and other income offset by an increase in software amortization, stock based compensation expense, professional fees and salary and wages and a decrease in foreign exchange gain.  Details are as follows:

Advertising and promotion costs decreased to $nil from $51,673 for the same period in 2010 as result of the Company s initial efforts in promoting the acquired Software License.

Management, consulting and administrative fees decreased to $132,263 from $349,268 for the same period in 2010.  In the previous period the Company engaged consultants to maintain and develop the trading software resulting in higher consulting fees.  The Company has since hired full time employees to maintain and develop the trading software.

Office decreased to $15,809 from $27,154 for the same period in 2010.  The decrease is a result of managements cost cutting efforts combined in 2011 with additional costs in 2010 relating to the transition of the head office to Ontario.

Interest and other income have increased to $6,096 from $1,019 for the same period in 2010 as a result of trading trials that occurred in Q2 2011.

Software amortization has increased to $623,232 from $311,611 for the same period in 2010 as the software was acquired in the second period of 2010 and only has 4.5 months of amortization in the 9 months ended September 30, 2010.

Stock based compensation has increased to $2,390,983 from $1,744,745 for the same period in 2010.  This change is not comparable as a result of different vesting periods and different quantities of options issued.  The stock based compensation cost in the period is described in note 8b to the unaudited condensed interim financial statements.

Professional fees increased to $294,160 from $60,977 for the same period in 2010. This increase was a result of the corporate restructuring during the period, costs incurred to pursue a TSX-V listing, costs relating US filings and costs relating to a change in service providers.

Salary and wages increased to $304,130 from $nil for the same period in 2010.  The increase is a result of the Company not having any employees in the prior period.

Foreign exchange gain was $1,834 compared to $24,072 for the same period in 2010.  The decrease is a result of the long term debt denominated in US dollars in 2010 combined with the weakening of the US dollar in 2010.  The strengthening of the US dollar in Q3 2011 has resulted in a foreign exchange gain on cash and cash equivalents held in US dollars.

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds of $500,000.  Pursuant to the private placement, the Company issued 9,523,809 units at a purchase price of $0.0525 per unit. Each unit consists of one common share and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional common share at an exercise price of $0.0525 until March 31, 2011. These warrants were exercised prior to their expiry resulting in additional gross proceeds of $2,000,000.

For the three months ended September 30, 2011

The Company reported a net loss of $1,273,478 ($0.00 per share) for the three months ended September 30, 2011 as compared to a net loss of $493,507 ($0.00 per share) for the three months ended September 30, 2010.  The change was mainly due to a decrease in finance costs, management consulting and administrative expense, office, rent, an increase in foreign exchange gain offset by an increase in stock based compensation, professional fees and salary and wages a decrease in interest and other income.  Details are as follows:

Finance costs have decreased to $1,402 from $19,417 for the same quarter in 2010.  This decrease is a result of the settlement of the long term debt.

Management, consulting and administrative fees decreased to $36,308 from $176,814 for the same quarter in 2010.  In the previous period the Company engaged consultants to maintain and develop the trading software resulting in higher consulting fees.  The Company has since hired full time employees to maintain and develop the trading software.

Office decreased to $1,258 from $10,101 for the same period in 2010.  The decrease is a result of managements cost cutting efforts combined in 2011 with additional costs in 2010 relating to the transition of the head office to Ontario during Q3 2010.

Rent decreased to $16,189 from $37,498 for the same period in 2010.  The decrease is due to the additional costs incurred in 2010 due to the transition of the head office and the company was maintaining two locations during Q3 2010.

Foreign exchange gain was $40,382 compared to $24,072 for the same period in 2010.  The foreign exchange gain in 2011 was a result of cash held in US dollars combined with of the strengthening of the foreign exchange rate during the quarter.  The gain in the comparable quarter was a result of debt held in US dollars combined with the weakening foreign exchange rate.

Stock based compensation has increased to $731,848 from $nil for the same quarter in 2010.  This change is not comparable as a result of different vesting periods and different quantities of options issued.  The stock based compensation cost in the 3 months ended September 30, 2011 is described in note 8b to the unaudited condensed interim financial statements.

Professional fees have increased to $139,908 from $30,298 for the same quarter in 2010.  This increase was a result of the corporate restructuring, costs incurred to pursue a TSX-V listing, and costs relating to a change in service providers.

Salary and wages increased to $129,350 from $nil for the same quarter in 2010.  The increase is a result of the Company not having any employees in the prior period.

Interest and other income have decreased to a loss of $6,096 from income of $986 for the same quarter in 2010.  The decrease is a result of initial trading trials that occurred during Q3 2011.  Subsequent to quarter end the company has recovered the loss and has achieved positive results on trading trials.

LIQUIDITY & CAPITAL RESOURCES

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirement to fund its operations, business and software development activities. At September 30, 2011, the Company had $1,513,141 in cash and cash equivalents (2010   $174,530) and a working capital of $1,643,693 (2010   negative $304,162).

The Company is not subject to external working capital requirement and does not have significant capital commitments that it is obligated to make.

To date, the Company has not generated any revenues from its software operations outside of income of $6,096 as a result of trading trials.

 OFF BALANCE SHEET ARRANGEMENTS

 None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and in management s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.  Related parties include key management personnel, the Board of Directors, close family members and enterprises which are controlled by these individuals.

•	During the three months ended September 30, 2011, a company controlled by the CFO, John Doma, charged the Company $6,000 (2010 - $nil) in rent and received $15,000 (2010 - $2,500) in accounting fees.

•	During the three months ended September 30, 2011, the Company issued 2,723,518 stock options to the company s president and Chief Operating officer of QAT USA as described in note 8b.

•
During the three months ended September 30, 2010, rental expense, accounting fees, and consulting fees charged by a company controlled by the former CEO, the former CFO and a company controlled by the former Executive Vice President were $7,500, $5,656 and $9,000 respectively.

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SIGNIFICANT ACCOUNTING POLICIES

The Company s significant accounting policies are described in Note 5 to the audited financial statements for the year ended December 31, 2010 and in Note 4 and Note 11 to the unaudited interim condensed financial statements. Management  considers  the  following  policies  to  be  the  most  critical  in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Going Concern

The condensed interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The ability of the Company to continue to operate as a going concern is dependent upon its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company has addressed short term cash flow requirements through the raising of capital and conversion of Promissory Notes payable to common shares.  The Company's continued existence is dependent upon its ability to attain profitable operations and obtain financing from its shareholders or external sources as required.  The Company s future capital requirements will depend on many factors, including the costs of operating the software business. The Company s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital.  There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company s ability to continue as a going concern.

Use of judgments and critical estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant assumptions amount the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:
•	The estimated useful lives of equipment which are included in the balance sheet and the related amortization included in the statement of loss;
•
The estimated useful live of the intangible asset which is included in the balance sheets, the related amortization included in the statement of loss, and the recoverability of the intangible asset which is dependent on management s ability to implement its current business plan.  The recoverability analysis of the intangible asset on the balance sheet requires the Company to make assumptions about the future.  Changes to one or more assumptions would result in a change in the recoverable amount calculated; and

•	The valuation allowance for future income tax assets.

SHARE DATA

As at the date of this MD&A the Company has 262,376,234 common shares, 847,576 Class B preferred shares, 337,800 warrants and 36,413,099 stock options for a total of 299,127,133 fully diluted common shares outstanding.

The company is anticipating full conversion of the Class B preferred shares which would result in 270,851,994 common shares and 307,602,893 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

The company has foreign exchange risk as a result of $596,016 in cash is held in US dollars and is exposed to foreign currency fluctuations.

The company has no interest rate risk as the Company has no long-term debt outstanding as of September 30, 2011.

RISKS AND UNCERTAINTIES

In addition to other information and other risk factors set forth elsewhere in this MD&A, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement the Company makes. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

Additional capital requirements

The Company has and may continue to have capital requirements in excess of our currently available resources.  In the event (i) our plans or assumptions change or prove inaccurate or (ii) our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be diluted.  There can be no assurance that such financing will be available to us on terms acceptable to us, if at all.  To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize our products and services.

Loss of any directors or officers

The Company depends on key personnel whose loss of service would have an adverse effect. The Company depends on our Chief Technology Office, Dr. Alex Bogdan, our Chief Executive Officer, Mr. McGovern, our Chairman, Todd Halpern, and our Vice-Chair, Richard Schaeffer, for the success of our intended business plan. The loss of their services would have a materially adverse effect upon our future operating profits and prospects and could cause significant delays in our carrying on business or hinder our ability to continue carrying on our business.

Issuance of additional shares would dilute the interests of existing shareholders

The Company is authorized to issue an unlimited number of Common Shares.  Our Board has the power to issue additional shares and may in the future issue shares to seek additional financing to meet capital requirements, to acquire products, equipment or properties, or for other corporate purposes.  Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities

Under the BCBCA the Company can indemnify any Director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Business Corporation Act (British Columbia) ( BCBCA ).  Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the Company has the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, Directors, agents and employees for losses incurred by us as a result of their actions.  The Company has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

Our Common Shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a  penny stock.  Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than US$5.00 per share. Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock, except in limited circumstances prescribed under federal securities laws, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of Civil Liabilities

The Company is incorporated under the laws of British Columbia, Canada and most of our Directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon those Directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Conflict of Interest of Management

Certain of our Directors and officers are also directors and officers of other companies.  Consequently, there exists the possibility for such Directors and officers to be in a position of conflict.  Any decision made by any of such Directors and officers relating to our company will be made in accordance with their duties and obligations to deal fairly and in good faith with our company and such other companies.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and have continued through 2011, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, our operations could be adversely impacted and the trading price of our Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our Common Shares could be adversely affected.

The market price of our Common Shares may be subject to wide price fluctuations

The market price of our Common Shares may be subject to wide fluctuations in response to many factors, including news announcements on our financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, a lack of share volume liquidity, or legislative changes and other events outside of our control may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares. Changes in the trading price of our shares may be unrelated to our performance or future prospects. In addition, investors in our shares may lose their entire investment if the Company incurs large trading losses or if the Company fails in our business.

Our stock is  thinly-traded  meaning that the number of persons interested in purchasing our common stock at or near ask prices may be relatively small.

Our common stock is  thinly-traded , meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that the Company is a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent. The Company cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, the Company can give no assurance that holders of our common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

Our intellectual property may not be appropriately protected and the Company may be infringing upon the proprietary rights of third parties.

The Company depends on its ability to protect the core proprietary software technologies the Company has developed. In this regard, the Company relies on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, the Company has not sought to obtain copyright registration or patent protection for any of our software products, though the Company may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

Although the Company believes that the Company has the right to use all of the intellectual property incorporated in our software products, third parties may claim that our software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend our right to use the intellectual property incorporated in our software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer our software products or obtain licenses from third parties to continue offering our software products or in whole or in part cease using such technology. Any efforts to re-engineer our software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

The Company operates in a highly competitive market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than us. In addition, there can be no assurance that the Company will be successful in our efforts, or, if successful, that the Company will have the resources to sustain any early growth or market penetration the Company may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect our business.

The Company may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in our Common Shares that are U.S. taxpayers should be aware that the Company may be a  passive foreign investment company  under Section 1297(a) of the U.S. Internal Revenue Code (a  PFIC ).

No dividends

The payment of dividends on our Common Shares is within the discretion of the Board and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends on our shares for the foreseeable future.

Acquisitions or other Business Transaction

The Company may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to our business.  Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management s attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by us could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

Discretionary Court Order Rectifying certain Filings with the B.C. Registry

Prior to the appointment of the current Board of Directors, the Company did not make certain timely filings with the B.C. Registry in 2009 and are currently pursuing an Application to the Court under Section 68 of the BCBCA validating the creation and issuance of the Common Shares and the Preferred Shares on the grounds that it is just and equitable to do so given that the failure to make the required filings was in error.  Though the Company anticipates that the court order will be obtained, the judge has discretion regarding whether or not to grant the relief that the Company is seeking.  In the event the order the Company is seeking is not granted, it will be extremely difficult to reconcile our share registry and determine who our shareholders are.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer and Chief Executive Officer are responsible for establishing and maintaining effective disclosure controls and procedures for the Company as defined in National Instrument 52-109 Certification of Disclosure in Annual and Interim Filings. Management has concluded that as of September 30, 2011 controls are effective enough to provide reasonable assurance that material information relating to the Company would be known to them, particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting is effective. The design and operation of internal control over financial reporting will provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that establish the following: maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets; reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

International Financial Reporting Standards ( IFRS )

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises to use IFRS, replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the Company has commenced reporting on an IFRS basis in the current interim financial statements.  Comparative information for the periods from January 1, 2010 onwards has been restated in accordance with IFRS.

Transition to IFRS from Canadian GAAP

In conjunction with its conversion to IFRS, the Company completed an assessment of its information systems and based on this review no significant changes to the information systems were required as part of the IFRS conversion process.  In addition, the effects of the adoption of IFRS on the Company s business activities and internal controls, including disclosure controls and procedures, were reviewed and no significant changes to the Company s business activities and internal control environment were required.

First-time adoption of IFRS

IFRS 1 generally requires that first-time adopters of IFRS retrospectively apply all IFRS standards with the exception of certain options exemptions and mandatory exceptions.  In converting its Canadian GAAP financial statements to IFRS, the Company utilized the IFRS 1 exemptions as disclosed in Note 11 of the September 30, 2011 unaudited condensed interim financial statements.

Impact of adoption of IFRS on financial reporting

The following is a summary of the impact on IFRS conversion:

Area	Accounting Policy Difference	January 1, 2010	December 31, 2010
		Balance Sheet Impact	Balance Sheet Impact
Intangible	Under Canadian GAAP, the	No impact	Amortization has been recorded
Asset	Software is amortized over the		to the date of acquisitions in the
(Software)	expected use of the asset.		amount of $519,359 thus
reducing Software and
	Under IAS 38 the Software		increasing amortization expense.
asset is amortized over its
useful life which is defined as
the period over which an asset
is expected to be available for
use by an entity. IFRS the
software asset is amortized
when the asset is available for
use.

The software asset was
available for use upon
acquisition and as a result
amortization has been recorded
from the date of acquisition.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.